UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

LumiraDx Limited

(Name of Issuer)

Common Shares, par value $0.0000028 per share

(Title of Class of Securities)

G5709L109

(CUSIP Number)

Jerome F. McAleer

52 Nobles Close

Grove, OX12 0NR

United Kingdom

+44 199 377 6060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G5709L109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Jerome F. McAleer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,792,205*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,792,205*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,792,205*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

Consists of 7,736,677 outstanding ordinary shares, 8,055,428 ordinary shares issuable upon the exercise of vested options and 100 common shares issuable upon the exercise of outstanding options. Each ordinary share has ten votes per share on all matters subject to the vote of the shareholders. The ordinary shares are convertible at any time into an equal number of common shares at the option of the holder thereof.

**

Based on (i) 154,224,500 common shares outstanding on December 31, 2022, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on May 1, 2023, plus (ii) the 15,792,205 shares reported in row 11 above.

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (“SEC”) on August 24, 2022 (the “Original Filing”), by Jerome F. McAleer (the “Reporting Person”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing.

Item 2. Identity and Background.

(b) The principal business address of the Reporting Person is 52 Nobles Close, Grove, OX12 0NR, United Kingdom.

(c) The present principal occupation of the Reporting Person is Entrepreneur. The principal business address of the Issuer is listed in Item 2(b).

Item 4. Purpose of the Transaction.

The Reporting Person acquired beneficial ownership of the Common Shares in his capacity as Co-Founder, Director and Chief Scientist of the Issuer. The Reporting Person resigned from his director and officer roles with the Issuer effective November 1, 2023 after concluding that, in light of the Issuer’s ongoing search for a viable long-term solution to its financial difficulties, it is in the best interests of the Issuer and its stakeholders, including its creditors, that he step down from his current roles with the Company in order to preserve his flexibility to explore all available options. The Reporting Person will continue to participate in the affairs of the Issuer through its ownership interest and the voting of his Ordinary Shares. Each Ordinary Share has ten votes per share on all matters subject to the vote of the shareholders.

The Reporting Person, at any time, and from time to time may acquire additional Ordinary Shares or Common Shares or dispose of any or all of the Ordinary Shares or Common Shares that he owns depending upon an ongoing evaluation of his investment in the Issuer, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Except as disclosed herein, the Reporting Person has no plan or proposal which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j) inclusive of the instructions to Item 4 of Schedule 13D.

The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a)

The Reporting Person may be deemed to beneficially own an aggregate of 15,792,205 Common Shares, representing 9.3% of the Common Shares. The aggregate number of Common Shares beneficially owned by the Reporting Person consists of 7,736,677 outstanding Ordinary Shares, 8,055,428 Ordinary Shares issuable upon the exercise of vested options, and 100 Common Shares issuable upon the exercise of vested options. Outstanding Ordinary Shares are convertible at any time into an equal number of Common Shares at the option of the holder thereof. The percentage of Common Shares beneficially owned by the Reporting Person is based on 154,224,500 Common Shares outstanding on December 31, 2022, as reported in the Issuer’s Form 20-F filed with the SEC on May 1, 2023. Pursuant to Rule 13d-3(d)(i)(1), any percentage ownership of Common Stock disclosed herein reflects the percentage ownership that the Reporting Person would hold if they exercised their rights to acquire Common Shares, without any other person exercising similar rights. These percentages should not be taken to reflect the Reporting Person’s proportion of economic interest or voting power in the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Founder Options

On January 15, 2021, the Issuer granted the following “founder options” over ordinary shares to the Reporting Person: (i) a fully vested option over 5,235,851 ordinary shares with an exercise price of $16.96 per ordinary share and (ii) following shareholder approval obtained on February 1, 2021, an additional option over 2,819,577 ordinary shares with an exercise price of $17.05 per ordinary share, vesting over a two-year period subject to the satisfaction of certain performance conditions.

Vested stock options will expire on the three-month anniversary of the Reporting Person’s resignation date.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2023

JEROME F. MCALEER

By:	/s/ Jerome F. McAleer
Name:	Jerome F. McAleer